UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SECUREALERT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81373R109

(CUSIP Number)

Lars Windhorst

Sapinda Asia Limited

Rooms 803-4, 8th floor

Hang Seng Bank Building

200 Hennessy Road

Wanchai

Hong Kong

+852 2877 3700

A. Peter Harwich, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

212 610 6471

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109

1.	Name of Reporting Person SAPINDA ASIA LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 970,120,201

	8.	Shared Voting Power

	9.	Sole Dispositive Power 970,120,201

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 970,120,201

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 62.7%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Calculated based on the 783,636,222 Common Shares stated to be outstanding as of February 4, 2013 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2013 and adjusting for conversion, resulting in a total of 1,546,591,778 Common Shares outstanding for purposes of this calculation.

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D initially filed by Sapinda Asia Limited (the “Reporting Person”) on October 2, 2012 (the “Original Filing”) relating to shares of the Common Stock, $0.0001 par value per share (the “Common Shares”), of SecureAlert, Inc. (the “Issuer”).  Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Original Filing is hereby amended and restated as follows:

The Reporting Person has acquired the Common Shares and securities convertible into or exercisable for Common Shares for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.  In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares and securities convertible into or exercisable for Common Shares at times, and in such manner, as it deems advisable to benefit from changes in market prices of such Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.  Consistent with its investment research methods and evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Person’s increasing or decreasing its ownership of Common Shares and/or securities convertible into or exercisable for Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

As disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2013, on February 1, 2013, the Issuer entered into a Settlement Agreement and Royalty and Share Buy Back (the “Settlement Agreement”) with Borinquen Container Corporation, a Puerto Rico corporation and shareholder of the Issuer (“Borinquen”), and the Reporting Person.   As of the date of the Settlement Agreement, Borinquen was a beneficial owner of more than 10% of the Common Shares.  The Settlement Agreement concludes a transaction originally agreed upon pursuant to a Royalty and Stock Purchase Agreement (the “Royalty Purchase Agreement”) entered into by the Issuer, Borinquen and Tetra House Pte Ltd., a Singapore corporation (“THP”) on September 5, 2012.  The Issuer filed a Current Report on Form 8-K on September 11, 2012, reporting entry into the Royalty Purchase Agreement.

Under the Royalty Purchase Agreement, the Issuer agreed to purchase from Borinquen a royalty granted by the Issuer to Borinquen under a Royalty Agreement dated July 1, 2011 (the “Royalty Agreement”), which required the Issuer to pay Borinquen a royalty of 20% of the Issuer’s net revenues from a territory comprising Spain, Portugal and the Spanish-speaking countries of Central and South America and the Caribbean (the “Royalty”).  The Issuer filed a Current Report on Form 8-K to report the entry into the Royalty Agreement on August 10, 2011.  Under the terms of the Royalty Agreement, the Issuer had the option to repurchase the Royalty by September 30, 2012.  The Royalty Purchase Agreement was intended by the Issuer to effect the exercise of the repurchase right contained in the Royalty Agreement.

The purchase price for the Royalty under the Royalty Purchase Agreement was $13,100,000.  Borinquen extended the deadline for payment under the Royalty Purchase Agreement to October 19, 2012.  The deadline was subsequently extended again, first to November 17, 2012 and then to December 19, 2012.  As disclosed in the Issuer’s Form 10-K filed on January 14, 2013, Borinquen terminated the Royalty Purchase Agreement on December 26, 2012 after the Issuer failed to make the full payments required.

On February 1, 2013, Borinquen and the Issuer agreed to settle the defaults under the terminated Royalty Purchase Agreement and to release the Royalty to the Issuer, in consideration of the Issuer’s payment of $13,000,000.  Funds for the purchase were provided by the Reporting Person, pursuant to a Loan and Security Agreement dated as of December 3, 2012 (the “Loan and Security Agreement”), the terms of which were disclosed in the Issuer’s Form 8-K filed on December 6, 2012.   Pursuant to the Loan and Security Agreement, the Reporting Person agreed among other things to provide the Issuer a loan of $16,640,000 secured by the Royalty repurchased from Borinquen and convertible into Common Shares at $0.0225 per share starting on March 1, 2013.  As disclosed in the Issuer’s Form 8-K filed on December 6, 2012, the Reporting Person’s obligation to fund the full amount of the loan is contingent on, among other things, (i) a representative of THP being appointed to the Issuer’s Board of Directors and the Oversight Committee of the Board until the earlier of the next annual meeting or the Issuer’s shareholder or the passage of one year and (ii) the Issuer using its best efforts to secure the agreement of 90% of the holders of the Issuer’s Series D Preferred Shares (the “Preferred Shares”) to convert their Preferred Shares into Common Shares by February 1, 2013, which has been extended to February 28, 2013.  In the event that the Issuer does not secure such agreement of the holders of Preferred Shares, the Reporting Person shall have the right to purchase the Royalty in exchange for forgiveness of $10,739,426 of the principal amount of the loan.

In addition to the sale of the Royalty to the Issuer, Borinquen granted the Reporting Person the option to purchase all of the Common Shares and Preferred Shares beneficially owned by Borinquen for $5,000,000 by February 28, 2013.  Borinquen also granted a revocable proxy to the Reporting Person, permitting the Reporting Person to vote the Common Shares and Preferred Shares held by Borinquen.  The proxy is valid for one year, unless terminated earlier by Borinquen, and is renewable for up to four additional years.

The Reporting Person also agreed under the Settlement Agreement to loan the Registrant an additional $1,200,000 for working capital.  This loan was documented under a separate loan agreement (the “Revolver Agreement”) dated as of February 1, 2013 between the Issuer and the Reporting Person.  The loan is an unsecured revolving line of credit continuing through June 30, 2014, and bears interest at 10% for borrowed funds and 3% on unused funds.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares or securities convertible into or exercisable for Common Shares or dispose of all the Common Shares and/or securities convertible into or exercisable for Common Shares in each case beneficially owned by it, in the public market or privately negotiated transactions.  The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

On July 26, 2012, the Reporting Person agreed pursuant to an Assignment of Rights to acquire from Sapinda UK Limited (“Sapinda UK”) Sapinda UK’s rights under a Share Purchase Agreement with the Issuer to acquire 31,140,625 Common Shares which Sapinda UK had originally agreed to purchase from the Issuer for $1,033,000.  Closing of the issuance and sale of Common Shares by the Issuer to the Reporting Person is pending.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Original Filing is hereby amended and supplemented by replacing the final two paragraphs thereof with the following:

On February 4, 2013, the Reporting Person converted $2,000,000 aggregate principal amount in the Convertible Debenture at a rate of $0.0225 per Common Share, receiving a total of 94,509,600 Common Shares.  The original conversion price of $0.03 per Common Share was subsequently changed to $0.0225 per Common Share, as disclosed in the Issuer’s Form 10-Q filed on February 14, 2013.

As discussed in Item 4, the Reporting Person entered into the Loan and Security Agreement on December 3, 2012 with the Issuer pursuant to which among other things the Reporting Person loaned $16,640,000 to the Issuer for repurchase of the Royalty and to fund general corporate purposes.  This loan is convertible into Common Shares at a rate of $0.0225 per share, for a total of 739,555,556 Common Shares, beginning March 1, 2013. Any accrued and unpaid interests and fees under the Loan and Security Agreement are also convertible into Common Shares at a rate of $0.0225 per share.

As discussed in Item 4, Borinquen granted the Reporting Person an option to purchase all of the Common Shares and Preferred Shares of the Issuer beneficially owned by Borinquen for $5,000,000 by February 28, 2013.  If exercised, the Reporting Person would own an additional 81,514,420 Common Shares and 3,900 Preferred Shares, each of which is convertible into 6,000 Common Shares, resulting in an additional 23,400,000 Common Shares being beneficially owned by the Reporting Person.

The Reporting Person beneficially owns, on an as-converted basis, 970,120,201 Common Shares representing 62.7% of the Common Shares (based on the 783,636,222 Common Shares stated to be outstanding as of February 4, 2013 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2013 and adjusting for conversion, resulting in a total of 1,546,591,778 Common Shares outstanding for purposes of this calculation).  The Reporting Person will have sole voting power and dispositive power over all 970,120,201 Common Shares.

Sapinda Holding has filed a separate Schedule 13D reporting beneficial ownership of Common Shares.  Sapinda Holding and the Reporting Person are not affiliated entities.  Sapinda Holding and the Reporting Person know each other well and have often co-invested and pursued similar interests with regard to their mutual investments.  Both entities regularly consult one another with regard to their mutual investment strategies.  The entities may (or may not) pursue a common investment strategy with regard to the Issuer.  Sapinda Holding and the Reporting Person do not acknowledge group status for purposes of Schedule 13(d) of the Securities Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosure in Item 6 of the Original Filing is hereby amended and supplemented by adding the following after the final paragraph thereof:

As discussed in Item 4, the Reporting Person entered into the Settlement Agreement with the Issuer and Borinquen.  A copy of the Settlement Agreement is attached hereto as Exhibit 99.8.

As discussed in Item 4, the Reporting Person entered into the Loan and Security Agreement with the Issuer.  A copy of the Loan and Security Agreement is attached hereto as Exhibit 99.9.

As discussed in Item 4, the Reporting Person entered into the Revolver Agreement with the Issuer.  A copy of the Revolver Agreement is attached hereto as Exhibit 99.10.

Item 7.	Material to be Filed as Exhibits
Item 7 of this Schedule 13D is hereby amended to add the following:

EXHIBIT 99.8	Settlement Agreement between SecuereAlert, Inc., Borinquen Container Corporation and Sapinda Asia Limited
EXHIBIT 99.9	Loan and Security Agreement between SecureAlert, Inc. and Sapinda Asia Limited
EXHIBIT 99.10	Loan Agreement between SecureAlert, Inc. and Sapinda Asia Limited

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2013

SAPINDA ASIA LIMITED

	By:	/s/ Lars Windhorst
Name: Lars Windhorst
Title: Managing Director

EXHIBIT INDEX

EXHIBIT 99.8	Settlement Agreement between SecuereAlert, Inc., Borinquen Container Corporation and Sapinda Asia Limited
EXHIBIT 99.9	Loan and Security Agreement between SecureAlert, Inc. and Sapinda Asia Limited
EXHIBIT 99.10	Loan Agreement between SecureAlert, Inc. and Sapinda Asia Limited